Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

February 9, 2011

Contact:

Kristin Friel

(212) 412 7521

kristin.friel@barclayscapital.com

FOR IMMEDIATE RELEASE

Barclays Temporarily Suspends Further Sales of Barclays ETN+

Short D Leveraged Exchange Traded Notes

New York, NY (February 9, 2011) – Barclays Bank PLC announced today that it has temporarily suspended any further sales from inventory of Barclays ETN+ Short D Leveraged Exchange Traded Notes (the “Notes”). The Notes trade on the NYSE Arca stock exchange under the ticker symbol “BXDD”. This suspension may cause fluctuations in the trading value of such Notes. Daily redemptions at the option of the holders of the Notes will not be affected by this suspension. Barclays Bank PLC’s lending activities with respect to the Notes will also not be affected by this suspension.

As disclosed in the pricing supplement relating to the Notes under the heading “Risk Factors—The Market Value of the Securities May Be Influenced by Many Unpredictable Factors”, the market value of the Notes may be influenced by, among other things, the levels of supply and demand for the Notes. It is possible that the suspension, as described above, may influence the market value of the Notes. Barclays Bank PLC believes that the limitations on sale implemented may cause an imbalance of supply and demand in the secondary market for the Notes, which may cause the Notes to trade at a premium or discount in relation to their indicative value. Therefore, any purchase of the Notes in the secondary market may be at a purchase price significantly different from their indicative value.

Based on the performance of the underlying index since the inception date of the Notes, it is likely that a stop loss termination event may occur with respect to the Notes. As described in the pricing supplement relating to the Notes, the Notes will be automatically redeemed if, on any index business day prior to or on the final valuation date, the intraday indicative note value of the Notes is less than or equal to $10 per Note. Upon redemption of the Notes following a stop loss termination event, a holder of the Notes will receive a cash payment equal to the stop loss redemption value, as determined by the calculation agent. This cash payment will be significantly less than the principal amount per Note and will in no case be greater than $10 per Note. For more information, see the pricing supplement relating to the Notes and the section entitled “Risk Factors” therein.

Contact:

Kristin Friel

(212) 412 7521

kristin.friel@barclayscapital.com

The pricing supplement relating to the Notes can be found on EDGAR, the SEC website at: www.sec.gov.

About Barclays

Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking and wealth management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs nearly 147,000 people. Barclays moves, lends, invests and protects money for 48 million customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com.

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IMPORTANT INFORMATION:

An investment in Barclays ETN+ notes involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus supplement and pricing supplement.

Barclays Bank PLC has filed a registration statement (including a prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus, prospectus supplement, pricing supplement and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 3430). A copy of the prospectus may be obtained from Barclays Capital, Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

Barclays ETN+ notes (the “Securities”) are unsecured debt obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in the Index or in the Index components. Because your investment in the Securities is leveraged, any increase in the level of the Index would result in a significantly greater decrease in the repayment amount and may result in a payment at maturity or upon optional redemption that is less than your investment or may result in automatic redemption if a stop loss termination event occurs. The payment you receive following automatic redemption will be significantly less than the principal amount of your Securities and may equal $0. The accrued fees, will reduce the amount of your return at maturity or upon optional redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon optional redemption of your Securities even if the value of the Index has decreased. Barclays ETN+ notes may not be suitable for all investors.

Contact:

Kristin Friel

(212) 412 7521

kristin.friel@barclayscapital.com

The Securities may be sold throughout the day on the applicable exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable pricing supplement. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses.

All terms used but not defined herein are defined in the applicable prospectus, prospectus supplement or pricing supplement.

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “500” and “S&P 500® Total Return IndexTM” are trademarks and service marks of Standard & Poor’s Financial Services LLC (“S&P”), and have been licensed for use by Barclays Bank PLC. The Securities are not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of investing in the securities.

© 2011, Barclays Bank PLC. All rights reserved. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

NOT FDIC INSURED — NO BANK GUARANTEE — MAY LOSE VALUE